Exhibit 99.1

HISTORIC HELP FOR MANITOBANS 2023/24 First Quarter Report Fiscal and Economic Update Honourable Cliff Cullen Minister of Finance July 2023

Indigenous Land Acknowledgement

We recognize that Manitoba is on the treaty territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

2023/24 First Quarter Report

Fiscal and Economic Update

Introduction	3

Revenue	4

Expense	5

Risks to the Fiscal Forecast	13

Summary Revenue Table	14

Summary Expense Table	15

Economic Update	16

Manitoba 2023/24 First Quarter Report Fiscal and Economic Update | 1

Introduction

Reflecting priorities of Manitobans, Budget 2023 set out a plan to provide historic help for Manitobans. With Budget 2023 having passed into law in the first fiscal quarter, work is already underway on implementing nearly $2 billion of new funding to provide real results for Manitobans.

Budget 2023, tabled on March 7, 2023, represents a longer-term commitment to fiscal sustainability while also providing near-term historic support for Manitobans by projecting a deficit of $363 million for the year ending March 31, 2024. This deficit represents an improvement of $185 million compared to the deficit of $548 million projected in Budget 2022.

This report provides a fiscal and economic update for the 2023/24 fiscal year. The results of the 2022/23 fiscal year are currently being finalized and Public Accounts will be released at the end of September.

As of the end of the first quarter, the government is forecasting an increase in revenue of $20 million and a corresponding increase in expenditures related to the federal government’s one-year extension of the Labour Market Transfer Agreement top-up. This was confirmed with the release of the federal budget on March 28, 2023.

As a government business enterprise, Manitoba Hydro’s net income is included in the provincial summary government revenue forecast. This represents a significant risk to the forecast as Hydro’s net income is always subject to significant variability, especially early in the year, due to changing export market prices and water conditions across the province. Current water levels and export market prices suggest Manitoba Hydro may not achieve the budgeted net income of $450 million. However, a $200 million revenue contingency was included in Budget 2023 to mitigate against this type of revenue risk.

There are no changes to the 2023/24 forecast at this time other than the $20 million increase to federal revenue and the offsetting increase in expenditures. This means the projected deficit remains at $363 million.

Through concrete actions across government departments, Manitobans have already and will continue to experience lasting benefits from Budget 2023 initiatives that were focused on:

•	historic help for Manitobans;

•	safer streets;

•	healing health care;

•	stronger communities; and

•	opportunities ahead.

Dozens of investments to support public safety, address homelessness, improve access to health care, enhance educational opportunities, expand access to affordable child care, provide support for Manitoba business, and more are already underway, with more to come in the weeks and months ahead.

2023/24 First Quarter Fiscal Update

	Forecast	Budget	Change

	(Millions of Dollars)

Revenue	21,534	21,514	20

Expense	21,897	21,877	20

Net Income (Loss)	(363)	(363)	–

Summary Net Debt	31,057	31,057	–

Net Debt to GDP	34.6%	34.6%	–

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Revenue

Revenue for 2023/24 is forecast at $21.5 billion. The 2023/24 revenue forecast includes new and enhanced tax measures announced in Budget 2023. These measures bring Manitoba’s personal income taxes more in line with other provinces, allowing families to keep more of their own income and encouraging interprovincial migration to Manitoba.

To implement the following tax measures announced in Budget 2023, the required amendments to The Income Tax Act, Manitoba were made.

•	The Basic Personal Amount was adjusted to $15,000 for the 2023 tax year, saving the average two-income family more than $1,000 this year compared to 2022;

•

Manitoba’s tax bracket thresholds were adjusted to $47,000 and $100,000 effective January 1, 2024, saving the average two-income family more than $1,250 in 2024 when combined with the Basic Personal Amount; and

•	A refundable tax credit was established to support the Carbon Tax Relief Fund, which helps Manitobans cope with the negative impacts of higher costs from food to fuel.

As the legislative amendments required to change the Basic Personal Amount were completed before June 1, starting in July 2023, Manitobans saw an immediate addition of approximately $75 per month to their paycheques.

The School Tax Rebate for residential and farm properties was increased to 50 per cent in 2023 from 37.5 per cent in 2022. This increased the average annual homeowner rebate to $774 in 2023, up from $581 in 2022. The rebate program is timed to coincide with municipal property tax due dates, and residents in Winnipeg and Brandon began receiving their rebate in June.

The Health and Post-Secondary Education Tax Levy Act was amended to increase the exemption threshold for the health and post-secondary education tax levy (also known as payroll tax) to $2.25 million from $2 million and to increase the threshold below which the lower effective rate applies to $4.5 million from $4 million. This benefits approximately 900 employers, including exempting 150 employers from the tax entirely. This increase to the thresholds will provide an additional $9 million in annual tax savings to employers.

The total revenue forecast has been updated from Budget 2023 to include an unbudgeted $20 million increase related to the impact of the federal government’s one-year extension of the Labour Market Transfer Agreement top-up. This was confirmed in the federal budget released on March 28, 2023.

Manitoba Hydro’s net income is always subject to variability due to both hydraulic generation and opportunity export prices. Both precipitation levels and export prices have been below expectations during the first quarter increasing the risk that Hydro may not meet its budgeted net income projection of $450 million. However, a $200 million revenue contingency was included in Budget 2023 to mitigate against this type of revenue risk.

A reduction in provincial fees paid by Manitoba Hydro retroactive to April 2022 is continuing to keep electricity rates low for Manitobans. The 50 per cent reduction to both the waterpower rental rate and the Hydro guarantee fee will save ratepayers more than $190 million this year and more than $4 billion over the next 20 years. Manitoba Hydro’s rate application to the Public Utilities Board is now only an increase of two per cent over each of the next two years. Manitoba Hydro had initially asked for 3.5 per cent in each of the next two years.

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Expense

Expense for 2023/24 is forecast at $21.9 billion. The government’s plan to help Manitobans make ends meet, Budget 2023, Historic Help for Manitobans, was passed in May. This is the first time since 2016 that The Appropriation Act has passed before October, allowing the government to begin delivering investments in services announced in Budget 2023.

Historic Help for Manitobans

Building on the 2022/23 Family Affordability Package and Carbon Tax Relief Fund payments that returned nearly $290 million to Manitobans, Budget 2023 included major tax reductions that will result in more than $1.8 billion in savings for Manitobans between 2022 and 2024. That is more than $5,500 for an average two-income family.

Budget 2023 included nearly $2 billion in new funding to provide historic help for Manitobans. Benefiting from a whole-of-government planning approach, these investments are being delivered though collaboration across government departments and include funding for several multi-year strategies to make streets safer, heal the health-care system, make communities stronger and create opportunities ahead for all Manitobans.

Safer Streets

Budget 2023 included significant investments to address public safety by cracking down on crime while concurrently addressing the root causes of crime, including homelessness, addiction and mental health and wellness matters.

Balancing the complex and interrelated nature of these issues, the Manitoba government is currently working on several initiatives towards ending homelessness in the province by supporting people throughout their housing journey. With $50 million in funding, the collaborative homelessness strategy focuses on modernizing the emergency response system, providing housing with supports, preventing homelessness, developing person-centered services and building rural and northern capacity.

To-date, significant progress is being made on a number of fronts, including:

•	investing $2.6 million to allow select shelters to operate and become 24-7 service hubs, offer programming to support well-being and provide better case management services;

•	indexing Rent Assist benefits effective July 1 to ensure that maximum rates reflect 77 per cent of median market rent for families receiving income assistance; and

•	investing nearly $3.4 million to develop 400 new community-based social housing units this year, through rent supplement agreements.

To support Manitobans on their addictions recovery journey, the government is investing more than $8.7 million in 1,648 new publicly funded addictions treatment spaces, surpassing the target of 1,000 new treatment spaces set in Budget 2023.

To crack down on violent crime in the province, Budget 2023 committed $51.8-million over two years on a Violent Crime Strategy, with $34.6-million allocated for 2023/24. The comprehensive strategy will address serious crime and reduce victimization through supported integrated public safety approaches that specialize in strategic criminal intelligence and proactive violence intervention. In addition, 29 new Crown attorneys will be added to prosecute violent criminals.

To advance this strategy, the Manitoba government established the Integrated Violent Offender Apprehension Unit. The unit, comprised of Winnipeg

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Police Service personnel, has been making significant progress in combating violent crime through 21 arrests in its first month of operation.

Working collaboratively with law enforcement and community partners, the government is investing $2.1 million to develop an integrated, specialized child abuse unit, housed at Toba Centre to connect child victims and their families from across Manitoba to wraparound, child-centred supports. The integrated child abuse investigative team will have the dedicated police and operational resources necessary to investigate and address issues such as child abuse and exploitation.

In March, the government announced $2.1 million to fund dedicated police resources to establish a Manitoba Integrated Missing Persons Response to reduce the number of missing adults and children across the province and provide co-ordinated inter-agency supports to those that go missing chronically.

In July, the government announced an additional $3.1 million in funding to support the operational plan established by Winnipeg Police Service and the RMCP, providing a consistent and streamlined reporting, tracking and investigation approach to missing people from rural communities, municipalities and First Nations across the province.

Starting in May, expanded resources were allocated to the successful Criminal Organization High Risk Offender Unit, an intensive probation program that targets offenders who have been identified by justice partners as posing a very high risk to public safety. The program will provide these enhanced supervision services for up to 100 additional offenders, doubling its current capacity.

To make downtown Winnipeg streets safer for all, the government is making a $10 million investment over two years toward the Manitoba Downtown Winnipeg Crime and Safety Package. This broad-based initiative will contribute funding to a number of programs, including

24 additional officers, a downtown safety office, police all-purpose vehicles, security cameras and more.

Healing Health Care

Health-care systems across the country and around the world are facing significant challenges, with pandemic-related capacity challenges and backlogs. As a result, Budget 2023 invested a historic $7.9 billion in Manitoba’s health-care services.

To address capacity issues and other health services related challenges, Manitoba created the Diagnostic and Surgical Recovery Task Force (DSRTF) in late 2021. The DSRTF identifies and implements interim and permanent solutions to reduce and eliminate surgical and diagnostic wait-lists, shorten wait times for patients and build capacity for long-term health-care system resilience.

As of June 30, 2023, 167 initiatives have been proposed, reviewed, approved and funded through the DSRTF, resulting in a total of 82,812 more diagnostic and surgery procedures completed and an overall 44 per cent reduction in COVID-19 backlogs.

This year’s investment of $130 million is already providing Manitobans with meaningful solutions, including:

•	opening a $5.9 million state-of-the-art operating room at Concordia Hospital in Winnipeg to increase capacity by up to 1,000 in-patient and same-day hip and knee replacement procedures annually;

•	adding 70 new operating-room assistants with an investment of $5 million to support surgical care teams and increase overall capacity across the province;

•

expanding capacity for joint surgery at Grace Hospital, Boundary Trails Health Centre and Brandon Hospital. This will significantly increase the accessibility of joint replacement surgeries for Manitobans;

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•	adding two new CT scanners at Selkirk Regional Health Centre to double scanning capacity for Interlake-Eastern Regional Health Authority; and

•

approving a $1.8-million agreement with the Sleep Disorder Centre at Misericordia Health Centre to hire more staff and add equipment to reduce sleep study backlogs and increase patient volume by 200 studies per month over two years.

As the chart below shows, the DSRTF has made important strides in reducing and eliminating pandemic-induced backlogs. As a result, the task force is now shifting its focus to building health-system capacity now and for the future.

Current COVID-19 Backlog Elimination Across Service Lines

               Source: Manitoba Health and the Diagnostic and Surgical Recovery Task Force

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Health-care systems across the country are also facing significant human resource challenges. In Manitoba, the government approved a $200 million, multi-year Health Human Resource Action Plan (HHRAP). Strategies set out in the plan include collaboration with ongoing strategies and programs to improve health care for all Manitobans by focusing on adding 2,000 new health-care providers to the provincial health-care system. The government has already committed more than $120 million to advance the plan this year, with more investments expected.

Progress on the multi-year plan is ongoing with more than 1,500 new hires as of July across various health-care professions, including health-care aides, allied-health providers, nurses and physicians. In addition, 12 initiatives have been implemented to support retention, training and recruitment including:

•	weekend super premiums;

•	wellness bonuses;

•	licensure reimbursements;

•	extended-hour premiums for physicians; and

•	funding for additional undergraduate physician-training seats.

The Manitoba Government has recently entered into new collective agreements with the Manitoba Association of Healthcare Professionals (MAHCP) and the Manitoba Government Employees Union (MGEU) professional/ technical sector covering the 2018/19 to 2023/24 fiscal years. With the ratification of these agreements, health system employers have now successfully concluded collective agreements for all health-care workers in nursing, community support, facility support, physician residents/interns and physician/clinical assistants and professional/technical/paramedical sectors.

On July 20, 2023, the government reached a comprehensive tentative agreement with Doctors Manitoba for a new Physician Services Agreement, which features record overall funding increases of

$268 million for physician services over four years. This historic investment to retain and recruit more doctors recognizes the critical importance of physicians and will maintain Manitoba’s competitiveness with other jurisdictions while improving access to the vital medical services physicians provide for all Manitobans.

In addition to the $7.9 billion health care operating expenditures, the Manitoba government is implementing a $1.3 billion, multi-year capital plan to support the development, expansion and renovation of health-care facilities across the province. This includes projects set out in Manitoba’s Clinical and Preventative Services Plan, led by clinicians to establish a geographic network of care that improves access for Manitobans.

A number of construction projects tied to the capital plan are currently underway, including new hospitals in Portage la Prairie and Neepawa and renovation at Dauphin Regional Health Centre, as well as site expansions at Selkirk Regional Health Centre, the Western Manitoba Cancer Centre, Boundary Trails Health Centre in Morden-Winkler, Bethesda Regional Health Centre in Steinbach and Lakeshore General Hospital in Ashern.

In Winnipeg, construction is underway for the St. Boniface General Hospital emergency room redevelopment. In April, the government announced a $30 million contribution to the Grace Hospital Foundation’s campaign to expand and improve the intensive care unit at the Grace Hospital by up to 20 ICU beds. The government is also investing nearly $3 million to establish a new minor treatment clinic at Health Sciences Centre Winnipeg to reduce pressure on the emergency department.

Manitoba’s seniors’ strategy provides a guide to address challenges faced by seniors and caregivers. Budget 2023 included $15.9 million to advance initiatives under the strategy including support for a full spectrum of community-based services including social and recreation services, and wellness and prevention. In June 2023, the government began

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accepting applications for the new, $12.6 million hearing aid program that provides funding assistance to eligible Manitoba seniors who need hearing aids.

Six personal care home projects, with the additional capacity of 670 beds, have advanced to the planning stage. When fully completed, these facilities will exceed the government’s commitment to add 1,200 new personal care home beds in Manitoba by 2025.

Stronger Communities

Under the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement, Manitoba had committed to reaching an average of $10-a-day child-care by 2026 for children under the age of seven. Surpassing expectations, Manitoba families started benefiting from a significant reduction in the child-care fees they pay for children attending provincially funded licensed child-care facilities effective Apr. 2, 2023. This milestone achievement of province-wide average $10-a-day child-care, includes a $76.1 million investment funded by the federal and provincial governments in 2023/24 and was achieved three-years ahead of the national target, saving families hundreds of dollars per child, per month on average.

Notable progress has been achieved in Manitoba’s K to 12 Education Action Plan. As of May 2023, 60 per cent of the 43 actions in this five-year plan are already completed or underway. The accomplishments announced in the first fiscal quarter include establishing a Student Advisory Council, launching a first-of-its-kind Indigenous-inclusion strategy, expanding the Elders and Knowledge Keepers in Schools Initiative to all school divisions and advancing the new Framework for Learning that prioritizes global competencies. The government also identified actionable strategies to reduce the impact of poverty on education as part of an inter-sectoral task force, and initiated work to strengthen the Philosophy of Inclusion across Manitoba schools and classrooms to ensure all students have access to high-quality education. Budget 2023 included a historic

$100 million, 6.1 per cent increase in funding for the 2023/24 school year.

The Manitoba government has substantially increased capital investment in renewing vital infrastructure, with construction of 23 new schools and providing support in sport, culture and heritage grants to communities throughout Manitoba. The province is continuing to deliver on new schools at a rapid pace, and seven new energy efficient schools in seven different school divisions are complete. This year, three more schools are in detailed design stage and four in construction, with nine more planned for delivery by 2027/28.

In addition to new schools, there are 21 current school addition projects to accommodate enrollment growth across the province. Through construction of new additions and new school buildings, Manitoba’s footprint for school space will increase by more than one million square feet, for an overall expansion of 375 new classrooms and specialized and multi-purpose learning spaces such as gymnasiums, libraries and vocational instruction spaces.

The government is working with community-based organizations, existing child-care providers, school divisions and other partners to advance the commitment for 23,000 new child-care spaces by 2026.

With funding provided under the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement, $132 million will be allocated across 36 public schools to create more than 2,400 spaces for children under seven. Another $45 million will be provided to support more than 680 new child-care space expansion projects for child under seven across six post-secondary institutions. In addition, $13.5 million will be allocated to help child-care centres expand infant and preschool spaces through the 2023-24 Renovation Expansion Grant.

The Manitoba government will invest $3.4 million to create 60 school-aged spaces at the Université de Saint-Boniface and is supporting the creation of 555

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spaces in 24 public schools for children aged seven through 12 through planned capital expansions.

In addition, eight ready-to-move child-care facilities are expected to open by September 2023, providing 1,970 child-care spaces in 25 rural and First Nations communities across the province.

To support the expansion of child-care spaces, the governments of Canada and Manitoba have invested more than $24 million to develop and expand early childhood educator (ECE) and child-care assistant (CCA) training programs at Manitoba’s post-secondary institutions over the next three years. Five public post-secondary institutions will receive funding to expand training for child-care professionals following an invitation from the province to submit expressions of interest in March 2023. This funding will add an estimated 998 seats in the province over a three-year period, and will support approximately 2,000 total new student admissions.

The ECE Tuition Reimbursement initiative provides eligible applicants attending recognized post-secondary ECE programs with a reimbursement of up to $5,000 per academic year. The Manitoba government has already provided more than $2.7 million in tuition reimbursement to 631 Manitobans in ECE training. Another $6 million has been allocated to continue the successful ECE Tuition Reimbursement initiative until 2026, funded under the Canada-Manitoba Canada-Wide Early Learning and Child Care Agreement.

To support building stronger communities in Manitoba, the government is investing $24.9 million to enhance the Child and Family Services system to achieve better outcomes for children and youth in care. This funding will provide agencies with more flexibility and autonomy and is addressing wage, recruitment and retention issues.

Community Living disABILITY Services (CLDS) provides funding to 93 agencies across the province that deliver a range of support services to approximately 7,900 adults with an intellectual disability. Budget 2023 included a historic investment of $104 million to support disability services and to increase wages for staff who deliver them. This foundational investment is the largest single investment in CLDS since the program’s inception.

The government increased the baseline funded hourly wage rate to $19 per hour for direct service workers and $20.90 per hour for supervisors and program support staff who provide residential, day and respite services to CLDS participants and their families effective April 1.

Families raising children with disabilities saw an increase to the funded guideline rate for agency-delivered and self-managed respite services to $19 per hour effective April 1, so families supported through self-managed respite can offer a competitive wage when recruiting and retaining respite workers.

New housing benefit changes took effect July 1, to support low-income Manitobans in housing need, including:

•	a one-time payment of $350 to all recipients of non-EIA Rent Assist in July 2023 through Canada-Manitoba Housing Benefit (CMHB) funding;

•	increasing the benefit amount to a maximum of $350 per month for all recipients of the CMHB from $250 per month, retroactive to April 1;

•	providing an additional $72 on top of the maximum benefit for anyone paying rent that does not include utilities, retroactive to April 1;

•

removing the two-year time limit of the benefit for youth transitioning out of care and people living with mental health and addiction issues once they transition from designated supportive housing buildings into the private market (there is no time limit on the benefit for those at risk of homelessness or who are homeless); and

•	raising the age of CMHB eligibility for youth transitioning out of care to 26.

Budget 2023 included $160 million in infrastructure basket funding for all municipalities, an increase of $23.4 million from last year. The basket funding model

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reduces red tape and provides municipalities with flexibility to invest in strategic infrastructure projects that address local needs.

Budget 2023 maintained funding support to the Building Sustainable Communities Program for a total commitment of up to $25 million in 2023/24. This investment was doubled last year to increase support for community projects. This program supports planning activities, organizational capacity building projects, equipment costs, capital infrastructure and other local or regional initiatives that enhance the sustainability of communities. A total of 428 projects across the province were approved for 2023/24 and funding will begin to flow over the summer as the contribution agreements are finalized.

In 2023/24, the government is investing $10 million to support the new Parks Capital Plan and operating requirements. This is part of the $220 million Manitoba Provincial Parks Infrastructure Renewal Strategy, which includes two streams of funding that will invest $121 million in parks infrastructure and $103 million in roadway renewal within and around provincial parks over the next 10 years. Planned improvements to parks infrastructure includes a 50 per cent increase in yurts, more campsites with electrical service, enhanced interactive experiences along with improved services and improved access to nature in each of the 20 busiest provincial parks.

Opportunities Ahead

Budget 2023 makes investments to spur economic development opportunities in Manitoba to generate well-paying jobs in the province, support economic diversity and strengthen the government’s fiscal resilience and flexibility.

In April 2023, the governments of Canada and Manitoba announced a new $221 million agreement for strategic agricultural initiatives in Manitoba under the new Sustainable Canadian Agricultural Partnership (CAP) to be cost-shared 60 per cent federally and 40 per cent provincially for programs that are designed and delivered by the province.

Manitoba has launched a suite of programs under the Sustainable CAP framework that will help the sector reach its full potential by expanding business opportunities, investing in sustainable practices throughout the sector, and strengthening resiliency of the entire food chain.

To support northern economic development, the government launched a renewed business loan program focused on creating jobs and increasing economic opportunities in the north. The new Communities Economic Development Fund Business Loan Program provides reliable loans for high-impact economic development opportunities where traditional funding may not be available. Eligible projects include natural resource initiatives such as mining, forestry and commercial fishing; First Nations partnerships; and strategic infrastructure.

Other new supports for the business community introduced in 2023/24 includes:

•	a $20-million investment to support economic development and investment attraction;

•	a $2-million funding increase to support regional and strategic economic development;

•	collaboration with the Assembly of Manitoba Chiefs to offer non-traditional lending options through the First Peoples Economic Growth Fund; and

•	transferring control of the Métis Economic Development Fund to the Red River Métis as part of government’s ongoing commitment to economic reconciliation.

If fiscal updates later in the year show better than expected revenue performance, the government will reduce the health and post-secondary education tax levy for 2024, from 4.3 per cent to 4.0 per cent on payroll between $2.25-million and $4.5-million and from 2.15 per cent to 2.0 per cent on total payroll if payroll exceeds $4.5-million. This will be the first reduction in 25 years in the tax rates and will set the stage for future reductions.

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This rate reduction will benefit all 2,750 businesses paying the tax and result in a further annual tax savings of $35-million beginning in 2024. This would provide total incremental annual tax savings of $44-million beginning in 2024 when combined with the threshold adjustments.

This rate reduction will be confirmed prior to January 1, 2024.

The Manitoba government is also investing $10.1 million to enhance the sector council program in 2023/24, representing an annual funding increase of $4.1 million from last year. The annual funding increase is part of a four-year, $40.4 million commitment to expand and enhance the Sector Council program so key industries can develop and train a more skilled, productive and competitive workforce in 11 priority economic sectors.

Budget 2023 allocated $10 million to the Labour Market Fund to build upon Manitoba’s Skills, Talent and Knowledge Strategy. The strategy included targeted actions to strengthen alignment between post-secondary institutions, immigration, training and employment services, and labour market needs. Using this fund, the government is supporting the creation of 20 new seats in Université de Saint-Boniface’s Teacher Education Program for the 2023-24 program year, as well as the creation of a new French-language Educational Assistant training program with 30 seats.

In addition, the government is providing $4.86 million over the next three years to help establish the new Price Institute of Advanced Manufacturing and Mechatronics at Red River College Polytechnic. This will support companies by ensuring Manitoba’s manufacturing workforce is knowledgeable and proficient in the technologies revolutionizing operations across the sector.

The Manitoba government is investing up to $1.3 million to provide more than 2,000 Treaty education resource kits with funding from the Indigenous Reconciliation Initiatives Fund (IRIF). The kits will be distributed to Manitoba schools this fall. The IRIF advances progress under the four foundational principles of respect, engagement, understanding and action outlined in the Path to Reconciliation Act.

The Manitoba government is providing more than $2.1 million to support Indigenous-led mental health and wellness programming through the IRIF. Through one-time capacity grants, the government has partnered with Manitoba Keewatinowi Okimakanak to support its all-indigenous mobile crisis response team to provide mental health crisis response for First Nations across Manitoba and the Southern Chiefs’ organization for its mobile crisis response team to increase capacity to deliver emergency responses across southern First Nations.

The government has committed $4.1 billion over the next five years for strategic infrastructure projects throughout the province, including 525 highway projects to renew and upgrade 1,862 kilometres of provincial roadways and 97 bridge projects. The government is also investing $75 million to improve northern airports and $74 million to develop the Port of Churchill.

Manitoba’s multi-year Infrastructure Investment Strategy focuses on a number of key initiatives that are now underway, including:

•

investing in an access-controlled Perimeter Highway freeway system with major enhancements such as the interchanges at St. Mary’s Road (PR 200), St. Anne’s Road (PTH 100) and McGillivray Boulevard (PTH3) to ensure the movement of goods along key international trade corridors;

•	investing in national trade corridors, including twinning of PTH 1 from Falcon Lake to the Ontario border;

•

highway improvement projects on PTH 75 including concrete reconstruction work on the 24.5 km section of the highway from Morris to Ste. Agathe and concrete rehabilitation for joint repairs on the southbound lanes from PR 201 to PTH 23; and

•	a cost-shared project with the federal government to enhance the Pembina-Emerson Port of Entry.

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Risks to the Fiscal Forecast

Revenue

Nominal GDP, which stands for Gross Domestic Product and measures the total value of goods and services produced in an economy without adjusting for inflation, serves as an important economic indicator when projecting tax revenues. Changes in nominal GDP growth can wield a significant influence on total revenue. Approximately 50 per cent of Manitoba’s revenue is derived from taxation, making it susceptible to volatility based on the underlying levels of economic activity. Conversely, major federal transfers constitute around 33 per cent of total revenues and are governed by fixed funding arrangements that remain unchanged throughout the year.

As experienced over the past two years, Manitoba Hydro’s net income is subject to large volatility depending on water levels throughout the province. After the province experienced a drought in 2021/22, Manitoba Hydro saw a loss of $248 million followed by a forecasted surplus of $651 million in 2022/23 due to above-average water levels at generating stations and favourable export market prices.

Revenue Contingency

To mitigate the risks of a revenue downturn, a $200 million revenue contingency was included in Budget 2023 and is being retained in the forecast at this time.

Expense

The expense forecast contained in the budget is based on department and service delivery organization plans. Risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors, as well as costs associated with responding to forest fires, floods or other natural disasters.

As a result of these uncertainties, the actual operating result may differ from the current forecast. Government will update the fiscal outlook in the second quarterly report. The potential fiscal impacts from these risks may be partly offset by the prudence incorporated in the budget, including the $521 million contingencies and unanticipated events appropriation and the $200 million revenue contingency.

Contingencies

To mitigate the risk of increases in expense, Budget 2023 included an appropriation for Contingencies and Unanticipated Events of $521 million. Unanticipated events include developments during the year that could not be reasonably anticipated when the budget was prepared. Contingent events include developments that could be anticipated but not with enough certainty to make a reasonable estimate of budget costs, or where final costs are dependent on a pending decision by government. The forecast for this appropriation remains unchanged at this time.

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Summary Revenue Table

	Forecast	Budget	Change

		Millions of Dollars

Income Taxes

Individual Income Tax	4,646	4,646	–

Corporation Income Tax	886	886	–

Subtotal: Income Taxes	5,532	5,532	–

Retail Sales Tax	2,602	2,602	–

Education Property Taxes	693	693	–

Other Taxes

Corporations Taxes	398	398	–

Fuel Taxes	342	342	–

Land Transfer Tax	134	134	–

Levy for Health and Education	439	439	–

Tobacco Tax	150	150	–

Other Taxes	14	14	–

Subtotal: Other Taxes	1,477	1,477	–

Tuition Fees	474	474	–

Fees and Other Revenue

Fines and Costs and Other Legal	49	49	–

Minerals and Petroleum	34	34	–

Automobile and Motor Carrier Licences and Fees	169	169	–

Parks: Forestry and Other Conservation	39	39	–

Water Power Rentals	65	65	–

Service Fees and Other Miscellaneous Charges	1,713	1,713	–

Subtotal: Fees and Other Revenue	2,069	2,069	–

Federal Transfers

Equalization	3,510	3,510	–

Canada Health Transfer	1,853	1,853	–

Canada Social Transfer	591	591	–

Shared Cost and Other Transfers	1,365	1,345	20

Subtotal: Federal Transfers	7,319	7,299	20

Net Income of Government Business Enterprises	1,181	1,181	–

Sinking Funds and Other Earnings	387	387	–

Contingency	(200)	(200)	–

Total Summary Revenue	21,534	21,514	20

14 | Manitoba 2023/24 First Quarter Report Fiscal and Economic Update

Summary Expense Table

	Forecast	Printed Budget	Enabling Allocations	Budget After Reallocations	Change

		Millions of Dollars

Legislative Assembly	74	74	–	74	–

Executive Council	6	5	1	6	–

Advanced Education and Training	1,843	1,833	10	1,843	–

Agriculture	612	612	–	612	–

Consumer Protection and Government Services	650	648	2	650	–

Economic Development, Investment and Trade	208	183	5	188	20

Education and Early Childhood Learning	3,679	3,679	–	3,679	–

Environment and Climate	178	140	38	178	–

Families	2,337	2,305	32	2,337	–

Finance	72	72	–	72	–

Health	7,386	7,133	253	7,386	–

Indigenous Reconciliation and Northern Relations	39	39	–	39	–

Justice	813	813	–	813	–

Labour and Immigration	32	32	–	32	–

Mental Health and Community Wellness	439	439	–	439	–

Municipal Relations	433	420	13	433	–

Natural Resources and Northern Development	156	156	–	156	–

Public Service Commission	29	29	–	29	–

Seniors and Long-Term Care	93	93	–	93	–

Sport, Culture and Heritage	155	95	60	155	–

Transportation and Infrastructure	587	550	37	587	–

Enabling Appropriations[1]	538	989	(451)	538	–

Emergency Expenditures	100	100	–	100	–

Tax Credits	150	150	–	150	–

Debt Servicing	1,288	1,288	–	1,288	–

Total Expense	21,897	21,877	–	21,877	20

1

Enabling Appropriations is a “service heading” which is used to provide expenditure authority for programs that are delivered by other departments where the allocation is not known at the time of printing of the budget. Funding is allocated from the Enabling Appropriation as required to departments by the Minister of Finance.

Manitoba 2023/24 First Quarter Report Fiscal and Economic Update | 15

Economic Update

Manitoba Economic Outlook at a Glance

	Budget 2023	Q1 Report	Budget 2023	Q1 Report
	2023F	2023F	2024F	2024F

Gross Domestic Product

Real	0.7	1.7	1.1	0.9

Nominal	2.2	3.9	3.0	2.7

Consumer Price Index	3.8	3.9	2.2	2.3

Employment	0.4	1.8	0.8	0.8

Unemployment Rate (%)	5.4	4.9	5.9	5.4

Population	1.0	1.6	1.0	1.3

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

After posting 3.9 per cent real gross domestic product (GDP) in 2022, the highest growth since 2020, economic growth in Manitoba was expected to substantially slow in 2023 and 2024, under the weight of decades-high inflation, decades-high interest rates, the ongoing Russian invasion of Ukraine, persistent supply chain disruptions and tight labour markets.

However, the momentum in economic activity from 2022 has remained unexpectedly solid in the first half of 2023. Sales from retail, wholesale and manufacturing sectors have continued to increase at a steady pace.

Due to resilience in the economy through the first half of 2023, the budget outlook has been revised. Persistently-high inflation combined with ongoing increases in interest rates are expected to slow growth in the second half of 2023 and into 2024.

The 2023/24 First Quarter Economic Update expects real GDP to expand by 1.7 per cent in 2023 – up from the forecasted 0.7 per cent at the time of Budget 2023. Real GDP growth is expected to slow to 0.9 per cent in 2024, compared to 1.1 per cent at Budget.

2023 Economic Forecasts, Manitoba,

Budget 2023 vs 2023/24 First Quarter Report

               Source: Manitoba Finance Survey of Economic Forecasts

16 | Manitoba 2023/24 First Quarter Report Fiscal and Economic Update

Nominal GDP growth, a proxy for tax revenue growth, is expected to increase by 3.9 per cent in 2023 and slow to 2.7 per cent in 2024, compared to 2.2 per cent and 3.0 per cent at Budget, respectively.

There is considerable uncertainty in the economic forecast, especially beyond 2023. The Bank of Canada (BoC) enacted a series of steep interest rate hikes through 2022 and into 2023 to return inflation back to the BoC’s target range of one to three per cent. The scale of the impact from decades-high borrowing rates on the economy is highly uncertain.

The ongoing conflict in Ukraine, unresolved supply chain disruptions from the pandemic, climate risks, and persistent high inflation rates, which could keep interest rates at elevated levels, are downside risk factors that could potentially decelerate projected economic growth.

The following chart shows the progression in the range of economic forecasters over time, comparing forecasts in Budget 2023 and the 2023/24 First Quarter Economic Update. The solid lines represent the average of forecasts, the dashed lines are the highs and lows, and the shaded areas represent the range in the forecasts.

Range of Nominal GDP Growth Forecasts,

2022-2024, Manitoba

            Source: Manitoba Finance Survey of Economic Forecasts

Manitoba 2023/24 First Quarter Report Fiscal and Economic Update | 17

Inflation

After reaching a near forty-year high in June 2022 at 9.4 per cent, inflation has been slow to decline, despite a material increase in interest rates. Manitoba’s year-over-year inflation rate sits at 2.1 per cent in June 2023. On a year-to-date average basis, inflation rate is at 4.9 per cent through the first half of 2023.

Despite the decline, average inflation remains above the Bank of Canada’s one to three per cent target range. Prices for many consumer-spending categories continue to grow at a pace above three per cent. The following chart shows inflation over a number of months for all the major spending categories. The size of the circles in the chart represents the category’s weight in the basket of consumer goods and services.

Shelter costs, the largest consumer-spending category, has remained above three per cent for the longest. Shelter costs are mainly driven by the rise in rent prices associated with higher mortgage interest costs and rental demand outpacing supply amid strong population growth.

Consumer Price Index, Categories, Year-over-year Growth, Manitoba, June 2023

              Source: Statistics Canada

18 | Manitoba 2023/24 First Quarter Report Fiscal and Economic Update

Labour Market

The diversity of Manitoba’s economy continues to support the most stable labour market in Canada. The labour force in Manitoba was one of the fastest to return to pre-pandemic levels, further underscoring the economy’s resiliency. In 2022, employment expanded by 3.2 per cent, marking the second largest growth in recorded history – trailing only the 3.7 per cent growth displayed in 2021. The provincial employment level continues to expand, currently averaging 2.1 per cent growth in 2023. The number of full-time jobs has increased by 4.2 per cent so far in 2023, highest among provinces, while part-time jobs have decreased by 6.8 per cent.

The strength in job creation has contributed to Manitoba maintaining one of the lowest unemployment rates in Canada at 4.6 per cent for 2022, and is substantially lifting labour income growth. Compensation of employees increased by 7.3 per cent in 2021, followed by 7.0 per cent growth in 2022. In the first three months of 2023, compensation is up by another 7.3 per cent, the third highest among provinces.

Population

Manitoba has the fifth-largest population in Canada at 1,444,190 persons (April 1, 2023), representing roughly 3.6 per cent of the national population.

With COVID-19 travel restrictions no longer in effect and a commitment to assist Ukrainians fleeing the Russian invasion, Manitoba is seeing an exceptional increase in both permanent and temporary international migration inflows. For the twelve-month period ending March 31, 2023, Manitoba gained 50,084 persons through combined permanent and temporary net international migration.

Lifted by Manitoba’s support to accommodate temporary Ukrainian residents, the change in non-permanent residents reached an extraordinary 25,162 persons – a level not seen since at least 1972/73, and more than 47 times the increase of 530 persons recorded for the 2021/22 period. The historically strong growth in population, driven by international migration, should continue to bolster domestic demand and economic growth, as incoming migration increases demand for goods and services in the province.

To support labour market need and to grow the economy, the Manitoba Provincial Nominee Program (MPNP) continues to attract skilled immigrants. The number of individuals that have arrived in Manitoba through MPNP since January 1, 2023 reached 6,825 persons at the end of April. This is nearly twice the number that arrived during the same period in 2022. Since inception, the MPNP has attracted more than 184,000 nominees and their families to Manitoba from all over the world.

12-Month Population Growth Components, Manitoba

              Source: Statistics Canada

Manitoba 2023/24 First Quarter Report Fiscal and Economic Update | 19

Manitoba Economic Indicators

Despite the rapid increase in consumer prices and material increases in interest rates by the Bank of Canada, Manitoba’s diversified economy has been exceptionally resilient through the first half of 2023. Most key economic indicators are increasing at among the highest rate of growth in Canada:

•	There are more Manitobans working than ever before – averaging over 690,000 jobs in 2023.

•	Full-time employment is up 4.2 per cent in the first half of 2023, the highest among provinces.

•	Manitoba has the lowest unemployment rate in Canada at 4.3 per cent in June 2023.
•	Manitobans spent a record $26.4 billion on retail sales in 2022, up 8.6 per cent, third highest among provinces. Sales are up another 5.5 per cent through May 2023.

•	Manufacturing sales are up 10.4 per cent in 2023, highest among provinces.

•	Manitoba farmers cash receipts reached a $9.7 billion milestone in 2022 and have further increased by 17.2 per cent in the first quarter of 2023, third highest among provinces.

•	International exports are up 18.7 per cent in 2023, second highest among provinces.

•	Labour income is up 7.3 per cent in 2023, third highest among provinces.

Manitoba Economic Indicators, Year-to-date Growth, 2023

For up-to-date economic information, please visit the Manitoba Finance’s Economic Recovery Dashboard.

For further detail on Budget 2023 initiatives that are underway, please visit 2023/24 First Quarter Report Backgrounder.

        Source: Statistics Canada

20 | Manitoba 2023/24 First Quarter Report Fiscal and Economic Update